SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC  20549



(Mark One)

                                FORM 11-K
 X               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
----         THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                    or

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
            THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
              FOR THE TRANSITION PERIOD FROM                TO

                     _______________________________


                      COMMISSION FILE NUMBER 1-3608

                     _______________________________


                   WARNER-LAMBERT SAVINGS AND STOCK PLAN
                      FOR COLLEAGUES IN PUERTO RICO

                     _______________________________


                         WARNER-LAMBERT COMPANY
        (Name of issuer of securities held pursuant to the plan)


                              201 Tabor Road
                     Morris Plains, New Jersey  07950
             (Address of issuer's principal executive offices











            WARNER-LAMBERT
        SAVINGS AND STOCK PLAN
     FOR COLLEAGUES IN PUERTO RICO
         FINANCIAL STATEMENTS
          DECEMBER 31, 1997
        and DECEMBER 31, 1996


                       WARNER-LAMBERT
                  SAVINGS AND STOCK PLAN
              FOR COLLEAGUES IN PUERTO RICO
              INDEX TO FINANCIAL STATEMENTS
                                                     Page(s)

Report of Independent Accountants                        1

Statement of Net Assets Available for Benefits
 with Fund Information as of December 31, 1997           2

Statement of Net Assets Available for Benefits
 with Fund Information as of December 31, 1996           3

Statement of Changes in Net Assets Available
 for Benefits with Fund Information for the
 year ended December 31, 1997                            4

Statement of Changes in Net Assets Available             5
 for Benefits with Fund Information for the year ended December 31, 1996

Notes to Financial Statements                          6 - 10

Signatures                                              12

Exhibit I   -  Master Trust Statement of Net Assets
               Available for Benefits with Fund
               Information as of October 31, 1997 and 1996

Exhibit II  -  Master Trust Statement of Changes in Net
               Assets Available for Benefits with Fund
               Information for the years ended October 31, 1997 and 1996

Exhibit III -  Notes to the Master Trust Financial Statements

* Additional Information (Plan):
  Schedule I  -  Schedule of Assets Held for Investment Purposes
             	  At December 31, 1997 - Plan

* Additional Information (Master Trust):
  Schedule I  -  Schedule of Assets Held for Investment
                 Purposes at October 31, 1997 - Master Trust
  Schedule II -  Schedule of Reportable Transactions
                 Consent of Independent Accountants

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

               REPORT OF INDEPENDENT ACCOUNTANTS

May 30, 1998

To the Participants and Administrator of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico

In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II of the Master Trust is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II of the Master Trust and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole

                                                         WARNER-LAMBERT
                                                    SAVINGS AND STOCK PLAN
                                                FOR COLLEAGUES IN PUERTO RICO
                                              STATEMENT OF NET ASSETS AVAILABLE
                                              FOR BENEFITS WITH FUND INFORMATION
                                                     AS OF DECEMBER 31, 1997
                                                     (Dollars in thousands)


                                  W-L       W-L
                                Company   Colleague             Fixed                                Small-Cap
                                 Stock     Stock      S&P 500  Income    International   Balanced     Value
                                 Fund      Fund        Fund     Fund          Fund          Fund        Fund    Total
                               -------   --------    -------   ------    -------------   --------    -------  --------
Assets:

Investment in Warner-
 Lambert Master Trust         $  5,812   $  8,239    $ 1,693  $  2,416   $         146   $    157    $   210   $18,673

Participant loans
 receivable                        114        177         33       143               3          -          -       470
                              --------   --------    -------  --------   -------------   --------    -------   -------
Net assets available for
 benefits                     $  5,926   $  8,416    $ 1,726  $  2,559   $         149   $    157    $   210   $19,143
                              ========   ========    =======  ========   =============   ========    =======   =======















The accompanying notes are an integral part of the financial statements.

                  WARNER-LAMBERT
               SAVINGS AND STOCK PLAN
            FOR COLLEAGUES IN PUERTO RICO
          STATEMENT OF NET ASSETS AVAILABLE
          FOR BENEFITS WITH FUND INFORMATION
               AS OF DECEMBER 31, 1996
               (Dollars in thousands)

                                  W-L       W-L
                                Company  Colleague                Fixed                              Small-Cap
                                 Stock     Stock     S&P 500     Income   International   Balanced    Value
                                 Fund      Fund       Fund        Fund        Fund         Fund       Fund       Total
                               -------   ---------   -------     ------   -------------  --------    -------   --------
Assets:

Investment in Warner-
 Lambert Master Trust         $  3,573   $  4,290    $ 1,314   $  2,590   $         144  $    129    $   114   $ 12,154


Participant loans
 receivable                         34        102         42        132               4         -          4        318
                              --------   --------    -------   --------   -------------  --------    -------   --------
Net assets available for
 benefits                     $  3,607   $  4,392    $ 1,356   $  2,722   $         148  $    129    $   118   $ 12,472
                              ========   ========    =======   ========   =============  ========    =======   ========










The accompanying notes are an integral part of the financial statements

                      WARNER-LAMBERT
                   SAVINGS AND STOCK PLAN
                FOR COLLEAGUES IN PUERTO RICO
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
              FOR BENEFITS WITH FUND INFORMATION
             FOR THE YEAR ENDED DECEMBER 31, 1997
                     (Dollars in thousands)

                                 W-L        W-L
                               Company   Colleague                Fixed                             Small-Cap
                                Stock      Stock     S&P 500     Income   International   Balanced    Value
                                 Fund      Fund        Fund       Fund         Fund         Fund      Fund      Total
                               -------   --------    -------     ------   -------------   --------   -------   --------
Additions to net assets attributable to:

Investment Income from the
 Warner-Lambert Master Trust   $ 2,401    $ 2,984    $   430     $  147     $       4     $     27   $    42    $ 6,035

Investment Income on
 Participant Loans                   6         17          4          4             1            -         -         32

Contributions:
 Participant                         -      1,276        236        469            65           67        66      2,179
 Company                           352          1          -          2             -            -         -        355
                               -------   --------    -------     ------     ---------     --------   -------   --------
Total additions                $ 2,759   $  4,278    $   670     $  622     $      70     $     94   $   108   $  8,601
                               -------   --------    -------     ------     ---------     --------   -------   --------
Deductions from net assets attributable to:
 Distribution to participants     (429)      (801)      (121)      (420)          (27)         (27)      (11)    (1,836)
 Administrative expenses           (11)       (45)        (8)       (24)           (2)          (2)       (2)       (94)
 Interfund transfers                 -        592       (171)      (341)          (40)         (37)       (3)         -
                               -------   --------    -------     ------     ---------     --------   -------   --------
Total deductions                  (440)      (254)      (300)      (785)          (69)         (66)      (16)    (1,930)
                               -------   --------    -------     ------     ---------     --------   -------   --------
Increase/(decrease) in net
 assets during the year          2,319      4,024        370       (163)            1           28        92      6,671

Net assets available for benefits:
 Beginning of period             3,607      4,392      1,356      2,722           148          129       118     12,472
                               -------   --------    -------     ------     ---------     --------   -------   --------
 End of period                 $ 5,926   $  8,416    $ 1,726     $2,559     $     149     $    157   $   210   $ 19,143
                               =======   ========    =======     ======     =========     ========   =======   ========
The accompanying notes are an integral part of the financial statements

                    WARNER-LAMBERT
                 SAVINGS AND STOCK PLAN
              FOR COLLEAGUES IN PUERTO RICO
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
            FOR BENEFITS WITH FUND INFORMATION
           FOR THE YEAR ENDED DECEMBER 31, 1996
                  (Dollars in thousands)

                                  W-L         W-L
                                Company    Colleague             Fixed                                Small-Cap
                                 Stock       Stock   S&P 500    Income   International   Balanced      Value
                                 Fund        Fund      Fund      Fund         Fund          Fund       Fund      Total
                                -------    --------  -------    ------   -------------   --------     -------   -------
Additions to net assets attributable to:
Investment Income from the
 Warner-Lambert Master Trust   $ 1,313     $  1,484  $   248    $  157   $          19   $     14     $    17  $  3,252

Investment Income on
 Participant Loans                   3            9        4         7               -          -           -        23

Contributions:
 Participant                         -          527      203       526              71         70          54     1,451
 Company                           254            -        -         -               -          -           -       254
                               -------     --------  -------    ------   -------------   --------     -------  --------
Total additions                  1,570        2,020      455       690              90         84          71     4,980
                               -------     --------  -------    ------   -------------   --------     -------  --------

Distributions from net assets attributable to:
 Distribution to participants     (302)        (306)    (152)     (553)            (20)        (13)        (5)   (1,351)
 Administrative expenses           (10)         (28)      (7)      (26)             (2)         (2)        (1)      (76)
 Interfund transfers                 -          175      (75)     (106)            (12)         (6)        24         -
                               -------     --------  -------    ------   -------------    --------    -------  --------
Net deductions                    (312)        (159)    (234)     (685)            (34)        (21)        18    (1,427)
                               -------     --------  -------    ------   -------------    --------    -------  --------
Increase in net
 assets during the year          1,258        1,861      221         5              56          63         89     3,553

Net assets available for benefits:
 Beginning of period             2,349        2,531    1,135     2,717              92          66         29     8,919
                               -------     --------  -------    ------   -------------    --------    -------  --------
 End of period                 $ 3,607     $  4,392  $ 1,356    $2,722   $         148    $    129    $   118  $ 12,472
                               =======     ========  =======    ======   =============    ========    =======  ========
The accompanying notes are an integral part of the financial statements

                          WARNER-LAMBERT
                      SAVINGS AND STOCK PLAN
                   FOR COLLEAGUES IN PUERTO RICO
                   NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Warner-Lambert Savings and Stock
Plan for Colleagues in Puerto Rico (the "Plan") are prepared on the accrual basis of accounting.

Master Trust Arrangement

The assets of the Plan have been commingled with the assets of the Warner-Lambert Savings and Stock Plan (collectively referred to as "the Plans"), for investment and administrative purposes in the Warner-Lambert Company Master Trust (the "Master Trust"). The Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each Plan's interest in the Trust is credited or charged for contributions, transfers and distributions. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments were allocated to the Plans based upon each Plan's beneficial interest in the net assets of the Master Trust.

Expenses

All expenses incurred are borne by the Plan.


NOTE 2 - DESCRIPTION OF THE PLAN:

The Plan is a defined contribution profit-sharing savings plan covering employees of Warner-Lambert Company (the "Company") in Puerto Rico who meet certain eligibility and participation requirements. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.




Contributions

Participants may elect to contribute into the Plan from a minimum of 1% up to a maximum of 15% of their basic earnings each year. Participants have the option of contributing on a before-tax basis and/or an after-tax basis. The Company contributes for each participant an amount equal to 35% and 25% of such participant's before-tax and after-tax contributions, respectively, limited to those participant contributions less than or equal to 6% of the participant's basic earnings. Based upon the participation and vesting requirements of the Plan, additional lump-sum matching contributions are recorded each year of 25% to 65% of such participants' contributions, up to 6% of base earnings, based upon growth in the Company's earnings-per-share versus the prior year. All Company matching contributions are invested in the Warner-Lambert Company Stock Fund.

In 1997, the Internal Revenue Service approved a Voluntary Compliance Resolution ("VCR") submitted by Warner-Lambert Company designed to make contributions to the accounts of thirty (30) employees who were not notified on in a timely fashion of their eligibility to participate in the Plan. In 1997, concurrent with the VCR, contributions were to be credited to affected participants' accounts in the same manner as their current contributions. For employees who were not contributing to the Plan at the time of the VCR, contributions would be invested in the Fixed Income Fund. Corrective measures have been implemented to ensure that the same operational defect will not subsequently occur.

Investment Options

Participants can elect to have their contributions invested in any of the funds noted below, with the exception of the Warner-Lambert Company Stock Fund. At age fifty-five, participants can transfer assets out of the Company Stock Fund to other investment funds. A description of all of these funds are as follows:

WARNER-LAMBERT COMPANY STOCK FUND - This fund invests employer contributions in Warner-Lambert Company common stock.

WARNER-LAMBERT COLLEAGUE STOCK FUND - This fund invests in Warner-Lambert common stock, to provide an additional opportunity to participate in the performance of Warner-Lambert Company common stock.

S&P 500 FUND - This fund invests in substantially all common stocks that make up the S&P 500 to match, as closely as possible, the performance of the S&P 500 Composite Stock Index.

FIXED INCOME FUND - This fund invests in marketable fixed income securities, as well as a diversified mix of guaranteed investment contracts, bank investment contracts, structured investment contracts, and separate account contracts issued by high-quality companies, to provide stability of principal value, minimal credit risk and current income.

INTERNATIONAL STOCK FUND - This fund invests primarily in stocks of established growth companies outside the U.S., predominantly in Europe, the Far East, Australia, Canada, as well as other areas, to provide diversification of an international fund, as well as the opportunity for long-term capital growth.

BALANCED FUND - This fund invests in a balanced mix of approximately 60% stocks and 40% bonds, to provide long-term growth of capital from stocks and current income from bonds.

SMALL-CAP VALUE FUND - This fund invests in stocks of small companies believed to be undervalued at the time of purchase and have potential for capital growth, to provide long-term capital growth.

Changes in the participants' allocations relating to their contributions and the allocation of past contributions and earnings can be requested at any time. A participant may also suspend contributions or withdraw from the Plan at any time, subject to certain restrictions and penalties.

Vesting

Generally, participating employees become fully vested in Company contributions made on their behalf to the Plan after completing three years of Plan membership or five years of service. Forfeitures reduce contributions otherwise due from the Company. Forfeitures for the plan years 1997 and 1996 were $15,472 and $9,504, respectively.

Participant Loans

Loans may not exceed the lesser of (1) fifty thousand dollars or
(2) 50% of the participant's before-tax account balance and the vested account balance in the Company Stock Fund. Each loan must be for a minimum of five hundred dollars. All loans will be repaid with interest at a rate that is equal to the prime rate effective at the close of business on the last business day of the month before the loan is taken. Such rate remains in effect for the life of the loan. The term of the loan shall not exceed 48 months. A participant may take only one loan per calendar year and only two loans will be permitted to be outstanding at any time.

Benefit Payments

Upon retirement, total disability, or death, participant balances in Savings Investment Funds and Company Stock Fund may be paid as a lump sum payment, in annual installments, or as an annuity. If employment is terminated for any other reason, participants are entitled to lump-sum payment of participant balances in Savings Investment Funds and, if vested, Company Stock Fund.

Plan Termination

In the event of termination of the Plan, or if there is a complete discontinuance of contributions under the Plan, all rights of participants in accumulated investments credited to them become fully vested. If the Plan is terminated by resolution of the Warner-Lambert Company Board of Directors, the balance in accumulated investments credited to each participant shall be distributed to the participant.


NOTE 3 - PUERTO RICO AND TAX STATUS OF THE PLAN:

The Bureau of Income Tax of the Department of the Treasury of the Commonwealth of Puerto Rico has ruled that the Plan qualifies under section 165(a) of the Puerto Rico Income Tax Act of 1954 ("The Act") and is, therefore, not subject to tax under present income tax law. The Plan, being exempt under Section 165(a) of the Act is subject to the provision of Section 404, which requires the trust to file an annual return stating income, receipts, disbursements, and other pertinent information. Further, the Plan has received a determination letter advising that the original plan and subsequent amendments through October 1, 1993 are qualified under Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended, and will be treated for purposes of Section 501(a) of the Internal Revenue Code as an organization described in Section 401(a) of the Internal Revenue Code by reason of Section 1022(i)(1) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Company believes that the Plan is designed and is currently being operated with the applicable requirements of the Internal Revenue Code. Therefore no provision for income taxes has been taken.


NOTE 4 - PLAN ADMINISTRATION:

The Retirement and Savings Plan Committee of the Warner-Lambert Company Board of Directors (the "Committee") monitors and reports on the selection and termination of trustees and investment managers and on the investment activity and performance. The Committee also implements the overall asset allocation guidelines as established by the Board of Directors and decides on benefit appeals. The Investment Committee, established by the Warner-Lambert Company Board of Directors, is responsible for the daily administration of the Plan, including oversight of plan investments, plan trustees and investment managers.


NOTE 5 - MASTER TRUST FINANCIAL INFORMATION:

At December 31, 1997 and 1996, the Plan has a 1.4% and 1.5% interest, respectively, in the Master Trust. The financial statements for the Master Trust are prepared on the modified cash basis. The financial statements for the years ended October 31, 1997 and 1996 follow. The Plan's financial statements have been adjusted for November and December activity. All adjustments necessary to reflect the Plan's financial statements on an accrual basis have been made

                         Warner-Lambert
                     Savings and Stock Plan
                 for Colleagues in Puerto Rico
                       Schedule of Assets
                  Held for Investment Purposes
                      at December 31, 1997
                     (dollars in thousands)




                                                     Current
                                           Cost       Value
                                         --------  -----------

Investment in Warner-Lambert Master
    Trust                                 $9,382      $18,673



Participant loans                              -          465
                                         -------     --------

                                          $9,382      $19,138
                                         ========    =======





                            SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Warner-Lambert Investment Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                              WARNER-LAMBERT SAVINGS
                              AND STOCK PLAN FOR COLLEAGUES
                              IN PUERTO RICO



Date:  June 11, 1998          By:  /s/
                                   Ernest J. Larini
                                   Chairman
                                   Warner-Lambert Investment
                                     Committee


                                                                                                              EXHIBIT I
                                                                                                                 1 of 2
                   WARNER-LAMBERT COMPANY
                       MASTER TRUST
              STATEMENT OF NET ASSETS AVAILABLE
              FOR BENEFITS WITH FUND INFORMATION
                   AS OF OCTOBER 31, 1997
                    (Dollars in thousands)

                                   W-L         W-L
                                 Company    Colleague             Fixed      Combined     Combined   Combined
                                  Stock       Stock     S&P 500   Income      Growth      One-Step    Income
                                   Fund       Fund       Fund      Fund        Fund       Mix Fund     Funds      Total
                                 -------    ---------   -------   ------   -------------  --------   --------- ---------

Assets:

Investments at fair value:
 Warner-Lambert Common Stock   $ 643,205   $ 374,438  $      -  $      -   $        -   $      -   $      -  $1,017,643

 Equity Funds                          -           -   123,887         -      103,217     34,132      1,570     262,806

 Short-term investments                -           -         -    14,654            -          -          -      14,654

Investments at contract value:
 Group annuity contracts               -           -         -    42,258            -          -          -      42,258

 Investment contracts                  -           -         -    87,418            -          -          -      87,418
                               ---------   ---------  --------  --------   ----------   --------   --------  ----------

Net assets available for
 benefits                      $ 643,205   $ 374,438  $123,887  $144,330   $  103,217   $ 34,132   $  1,570  $1,424,779
                               =========   =========  ========  ========   ==========   ========   ========  ==========






The accompanying notes are an integral part of the financial statements.

                                                                                                               EXHIBIT I
                                                                                                                  2 of 2
                     WARNER-LAMBERT COMPANY
                          MASTER TRUST
               STATEMENT OF NET ASSETS AVAILABLE
               FOR BENEFITS WITH FUND INFORMATION
                   AS OF OCTOBER 31, 1996
                   (Dollars in thousands)

                                W-L        W-L
                              Company    Colleague             Fixed                    Combined    Combined
                               Stock       Stock    S&P 500    Income     Combined      One-Step     Income
                                Fund       Fund       Fund      Fund    Growth Funds    Mix Funds    Funds       Total
                              -------    --------   -------    ------   ------------    ---------   --------   ---------

Assets:

Investments at fair value:
 Warner-Lambert Common Stock  $298,471   $146,070  $      -   $      -  $        -      $     -     $      -   $ 444,541

 Equity Funds                       -          -   101,544          -      76,773       25,806          218     204,341

 Short-term investments             -          -         -      3,477           -            -            -       3,477

Investments at contract value:
 Group annuity contracts            -          -         -     49,462           -            -            -      49,462

 Investment contracts               -          -         -     94,647           -            -            -      94,647
                             --------   --------   -------    -------  ----------      -------      -------   ---------
Net assets available for
 benefits                    $298,471   $146,070  $101,544   $147,586  $   76,773      $25,806     $    218   $ 796,468
                             ========   ========  ========   ========  ==========      =======     ========   =========









The accompanying notes are an integral part of the financial statements.

                                                                                                              EXHIBIT II
                                                                                                                  1 of 2
                  WARNER-LAMBERT COMPANY
                      MASTER TRUST
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
            FOR BENEFITS WITH FUND INFORMATION
           FOR THE YEAR ENDED OCTOBER 31, 1997
                   (Dollars in thousands)

                                 W-L          W-L
                               Company     Colleague             Fixed     Combined     Combined   Combined
                               Stock         Stock    S&P 500    Income     Growth       One-Step   Income
                                Fund         Fund       Fund      Fund       Funds      Mix Funds   Funds      Total
                              --------     --------   -------    ------   -----------  ---------   --------   --------
Additions to net assets attributable to:
Investment Income:
 Interest income              $     52     $    477   $   156   $   216    $      145   $      54  $      -  $   1,100
 Dividend income                 6,889        3,661         -     8,680         3,910       1,263        62     24,465
 Net realized gain on
  securities sold               33,663       20,284     9,539         -         3,778       1,303         2     68,569
 Changes in unrealized
  appreciation                 335,750      178,234    21,766         -        10,150       2,686        31    548,617
                              --------     --------   -------   -------    ----------   ---------  --------  ---------
Contributions:
 Participant                         -       17,972     7,267     6,829        10,560       3,895       174     46,697
 Company                         8,767           14        19        62            15           3         -      8,880
                              --------     --------   -------   -------    ----------   ---------  --------  ---------
                                 8,969       17,986     7,286     6,891        10,575       3,898       174     55,577
                              --------     --------   -------   -------    ----------   ---------  --------  ---------
Total additions                385,121      220,642    38,747    15,787        28,558       9,204       269    698,328
                              --------     --------   -------   -------    ----------   ---------  --------  ---------
Deductions from net assets attributable to:
 Distributions to participants (30,138)     (13,323)   (6,680)  (13,418)       (4,007)     (1,717)      (18)   (69,301)
 Administrative expenses           (21)        (291)     (108)     (171)          (84)        (40)       (1)      (716)
 Interfund transfers           (10,228)      21,340    (9,616)   (5,454)        1,977         879     1,102          -
                              --------     --------   -------   -------    ----------   ---------  --------  ---------
Total deductions               (40,387)       7,726   (16,404)  (19,043)       (2,114)       (878)    1,083    (70,017)
                              --------     --------   -------   -------    ----------   ---------  --------  ---------
Increase/(decrease) in net assets
 during the year               344,734      228,368    22,343    (3,256)       26,444       8,326     1,352    628,311
Net assets available for benefits:
Beginning of period            298,471      146,070   101,544   147,586        76,773      25,806       218    796,468
                              --------     --------   -------   -------    ----------   ---------  --------  ---------
End of period                 $643,205     $374,438  $123,887  $144,330    $  103,217   $  34,132  $  1,570 $1,424,779
                              ========     ========  ========  ========    ==========   =========  ======== ==========
The accompanying notes are an integral part of the financial statements

                                                                                                               EXHIBIT II
                                                                                                                  2 of 2
                        WARNER-LAMBERT COMPANY
                            MASTER TRUST
              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                  FOR BENEFITS WITH FUND INFORMATION
                  FOR THE YEAR ENDED OCTOBER 31, 1996
                       (Dollars in thousands)
                                 W-L        W-L
                              Company     Colleague             Fixed                    Combined  Combined
                               Stock       Stock      S&P 500   Income     Combined      One-Step   Income
                                Fund        Fund       Fund      Fund    Growth Funds   Mix Funds    Funds     Total
                              --------    ---------  -------    ------  -------------   ---------   -------   --------
Additions to net assets attributable to:
Investment Income:
 Interest income              $     40    $   342   $   167    $  254   $       139     $    52    $     -   $    994
 Dividend income                 6,430      2,886         -     9,449         2,069       1,037          -     21,871
 Net realized gain on
  securities sold               12,386      4,922     4,691         -         2,100         685          -     24,784
 Changes in unrealized
  appreciation                  86,927     40,195    15,572         -         5,801       1,574          -    150,069
                              --------    -------   -------    ------   -----------     -------    -------    -------
                               105,783     48,345    20,430     9,703        10,109       3,348          -    197,718
Contributions:
 Participant                       287     13,405     8,652    10,543         9,105       3,372          1     45,365
 Company                         8,042          -         -         -             -           -          -      8,042
                              --------    -------   -------    ------   -----------     -------    -------    -------
                                 8,329     13,405     8,652    10,543         9,105       3,372          1     53,407
                              --------    -------   -------    ------   -----------     -------    -------    -------
Total additions                114,112     61,750    29,082    20,246        19,214       6,720          1    251,125
                              --------    -------   -------    ------   -----------     -------    -------    -------
Deductions from net assets attributable to:
 Distributions to participants (14,276)    (8,290)   (6,979)  (17,564)       (3,627)     (1,690)         -    (52,426)
 Administrative expenses           (19)      (219)     (116)     (225)          (74)        (34)         -       (687)
 Interfund transfers            (4,195)     6,470    (2,521)  (12,618)       11,502       1,145        217          0
                              --------    -------   -------   -------   -----------     -------    -------    -------
Total deductions               (18,490)    (2,039)   (9,616)  (30,407)        7,801        (579)       217    (53,113)
                              --------    -------   -------   -------   -----------     -------    -------    -------
Increase/(decrease) in net
 assets during the year         95,622     59,711    19,466   (10,161)       27,015       6,141        218    198,012
Net assets available for benefits:
Beginning of period             202,849    86,359     82,078   157,747       49,758      19,665          0    598,456
                               --------  --------   --------  --------  -----------     -------    -------   --------
End of period                  $298,471  $146,070   $101,544  $147,586  $    76,773     $25,806    $   218   $796,468
                               ========  ========   ========  ========  ===========     =======    =======   ========

The accompanying notes are an integral part of the financial statements

                                                      Exhibit III


                     WARNER-LAMBERT COMPANY
                          MASTER TRUST
                NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The financial statements of the Warner-Lambert Company Master Trust (the "Master Trust") include the assets of the Warner-Lambert Savings and Stock Plan and the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (collectively the "Plans") and are prepared on a modified cash basis of accounting. The Plans are defined contribution profit-sharing savings plans, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The assets of the Plans have been commingled for investment and administrative purposes in the Master Trust. Accordingly, the Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each Plan's interest in the Trust is credited or charged for contributions, transfers and distributions. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments were allocated to the Plans based upon each Plan's beneficial interest in the net assets of the Master Trust. Distributions to participants include net loan activity.

Valuation of Investments

Investments in securities traded on a national exchange are valued based upon the last published quotations for the last business day of the year. Shares of equity funds are valued at cost which approximates market value. Other government securities and short-term investments are valued at market value. The fully benefit-responsive group annuity and investment contracts, the principal and interest of which are guaranteed, are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Contract value approximates fair value. The average annual yield and average annual crediting interest rate of these investments for each of the years ended 12/31/97 and 12/31/96 was 6%.


Investment Income

Dividend and interest income are recorded by T. Rowe Price (the
"Trustee") as earned. Realized gains and losses from the sale of securities are accounted for as of the trade date. In calculating such amounts, the cost of investments sold is determined on a basis of the moving average acquisition cost.

Expenses

All expenses incurred are borne by the Plans.


NOTE 2 - TAX STATUS OF THE MASTER TRUST:

The Plans in the Master Trust are intended to be qualified plans under Section 401(a) of the Internal Revenue Code, and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Accordingly, no provision for federal income tax has been made.


Note 3 - SIGNIFICANT INVESTMENTS:

The following investments represent over 5% of the assets held for investment purposes by the Master Trust at October 31, 1997:

                                       Fair Value

Warner-Lambert Company Common Stock    $1,017,643

S&P 500 Fund                              123,887


Note 4 - Trust Administration:

The Retirement and Savings Plan Committee of the Warner-Lambert Company Board of Directors (the "Committee") monitors and reports on the selection and termination of trustees and investment managers and on the investment activity and performance. The Committee also implements the overall asset allocation guidelines as established by the Board of Directors and decides on benefit appeals. The Investment Committee, established by the Warner-Lambert Company Board of Directors, is responsible for the daily administration of the Master Trust, including oversight of plan investments, plan trustees and investment managers.

                                                      Schedule I
                      Warner-Lambert Company
                           Master Trust
           Schedule of Assets Held for Investment Purposes
                         October 31, 1997
                      (Dollars in thousands)



                                                      Cost       Fair Value

Warner-Lambert Company Common Stock               $ 100,763      $1,017,643

S&P 500 Fund                                         68,272         123,887

T. Rowe Price Balance Fund                           22,518          27,930

T. Rowe Price Capital Opportunity Fund                  324             349

T. Rowe Price Emerging Markets Stock Fund             1,463           1,297

T. Rowe Price Equity Income Fund                      7,749           8,536

T. Rowe Price European Stock Fund                     1,476           1,637

T.  Rowe Price Health Sciences Fund                    1,027           1,144

T.  Rowe Price High Yield Fund                         1,069           1,091

T.  Rowe Price International Stock Fund               22,520          25,583

T.  Rowe Price Mid-Cap Growth Fund                     5,642           6,267

T.  Rowe Price New America Growth Fund                 1,016           1,114

T.  Rowe Price New Horizons Fund                       4,733           4,949

T.  Rowe Price New Income Fund                           469             479

T.  Rowe Price Small-Cap Stock Fund                    2,853           3,310

T.  Rowe Price Personal Strategy Growth Fund           1,336           1,447

T.  Rowe Price Personal Strategy Income Fund             649             658

T.  Rowe Price Science & Technology Fund               2,797           2,774

T.  Rowe Price Small-Cap Value Fund                   28,444          40,711

T.  Rowe Price Spectrum Growth Fund                    2,941           3,102

T.  Rowe Price Spectrum Income Fund                      984             995

T.  Rowe Price Value Fund                              4,761           5,546



Beneficial Interest in Group Annuity Contracts:

Canada Life Assurance Co. annuity
 contract P-45881 (7.24% minimum annual
 effective rate) guaranteed through
 6/21/00                                              4,101          4,101

Life Insurance Company of Georgia
 annuity contract GA-351-GIC (7.23%
 minimum annual effective rate)
 guaranteed through 5/10/00                           7,142          7,142

Life Insurance Company of Georgia
 annuity contract GA-356-GIC (6.23%
 minimum annual effective rate)
 guaranteed through 6/12/00                           1,990          1,990

Life Insurance Company of Virginia
 annuity contract GS-2755 (5.6% minimum
 annual effective rate) guaranteed
 through 12/17/98                                     4,912          4,912

Life Insurance Company of Virginia
 annuity contract GS-2868 (6.84% minimum
 annual effective rate) guaranteed
 through 9/18/00                                      4,706          4,706

Lincoln National Pension Co. annuity
 contract GA-9672 (7.35% minimum annual
 effective rate) guaranteed through
 5/27/99                                              3,153          3,153

New York Life Insurance Co. annuity
 contract GA-06948-001 (7.3% minimum
 annual effective rate) guaranteed
 through 11/03/98                                     7,687          7,687

New York Life Insurance Co. annuity
 contract GA-06948-002 (7.41% minimum
 annual effective rate) guaranteed
 through 9/17/99                                      3,158          3,158

Peoples Security annuity contract
 BDA00461FR (7.73% minimum annual effective
 rate) guaranteed through 5/17/99                     2,510          2,510

Security Life of Denver Insurance Co.
 annuity contract FA-0272, principal and
 interest (5.7% minimum annual effective
 rate) guaranteed through 6/16/00                     2,899          2,899

Beneficial Interest in Investment Contracts:

Bankers Trust Co. investment contract
 93-644, principal and interest (5.0%
 annual effective rate at 10/31/97)
 maturing on 9/30/98                                 22,450         22,450


Deutsche Bank investment contract WAR-1
 (7.11% annual effective rate at 10/31/97)
  maturing on 3/31/00                                31,713         31,713

State Street Bank investment contract
 96028 (6.54% annual effective interest
 rate at 10/31/97)                                   33,255         33,255

Short-Term Investments:

State Street Bank Money Fund                         14,602         14,602

State Street Bank Short-Term Interest                    52             52
                                                  _________     __________

TOTAL INVESTMENTS                                 $ 422,906     $1,424,779
                                                  =========     ==========

                                                                                                            Schedule II
                                                                                                            -----------
                          WARNER-LAMBERT
                       SAVINGS AND STOCK PLAN
             SCHEDULE OF REPORTABLE TRANSACTIONS* FOR THE
                   TWELVE MONTHS ENDED OCTOBER 31, 1997
                        (Dollars in thousands)

                                                                 Expense                   Current
                                                                 Incurred                  Value on
 Party      Description         Purchase    Selling    Lease  	     with         Cost      Transaction     Net Gain
Involved     of Asset             Price      Price     Rental	   Transaction   of Asset       Date          (loss)
--------    -----------       -----------  ----------  ------   -----------  -----------  ------------   ----------

T.Rowe      Warner-Lambert     59,007,971           -       -            -    59,007,971   59,007,971            -
Price       Common Stock

T. Rowe     Warner-Lambert              -  53,773,434       -            -    14,312,201   14,312,201    39,461,233
Price       Common Stock











* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of October 31, 1996, as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA







             Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (Registration No. 33-12209) of Warner-Lambert Company of our report dated May 30, 1998 appearing on page 1 of this Form 11-K.





PRICE WATERHOUSE LLP

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June 11, 1998